

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

August 27, 2019

Leland F. Bunch III
President and Chief Executive Officer
Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
New York, New York 10036

    Re: BANK 2018-BNK12
              Form 10-K for Fiscal Year Ended December 31, 2018
              Filed March 25, 2019
              File No. 333-206847-09

Dear Mr. Bunch:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Rolaine S. Bancroft

                      Rolaine S. Bancroft
                      Senior Special Counsel
                      Office of Structured Finance

cc: W. Todd Stillerman, Esq.
        Banc of America Merrill Lynch Commercial Mortgage Inc.

        Henry A. LaBrun, Esq.
        Cadwalader, Wickersham & Taft LLP